

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2013

Via E-mail
Mr. Robert Rosenthal
Chief Executive Officer
North American Oil & Gas Corp.
56 E. Main Street, Suite 202
Ventura, CA 93001

Re: **North American Oil & Gas Corp.**
Item 4.01 Form 8-K
Filed June 14, 2013
File No. 000-54864

Dear Mr. Rosenthal:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require

Sincerely,

/s/ Melissa Kindelan

Melissa Kindelan
Staff Accountant